Exhibit 99.7
Evening Earnings Call

INFOSYS TECHNOLOGIES LIMITED
EVENING EARNINGS CALL
Q1 FY 11 RESULTS
July 13, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

T. V. Mohandas Pai
Infosys Technologies – Director & Head – Finacle, Admin & Human Resources

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member – Executive Council

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

INVESTORS

Joseph Foresi
Janney Montgomery Scott

Bhavan Suri
William Blair & Company

Trip Chowdhry
Global Equity Research

Ed Caso
Wells Fargo

Rod Bourgeois
Bernstein

David Grossman
Stifel Nicolaus

Nabil Elsheshai
Pacific Crest Securities

Mark Zgutowicz
Piper Jaffray

Karl Keirstead
Kaufman Brothers

James Friedman
Susquehanna

Glenn Greene
Oppenheimer

Moderator

Ladies and gentlemen, good day and welcome to the Infosys’ First Quarter Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode for the duration of this presentation. There will be an opportunity for you to ask questions at the end of today’s opening remarks. Should you need assistance during this conference call, please signal an operator by pressing * and then 0 on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Sandeep Mahindroo of Infosys Technologies Limited. Thank you and over to you Mr. Mahindroo

Sandeep Mahindroo

Thanks, Rochelle. Good morning everyone and welcome to this call to discuss Infosys earnings release for the quarter ending June 30, 2010. I am Sandeep from the Investor Relations team in New York. Joining us today on this call is CEO and MD Mr. Gopalakrishnan, CEO Mr. S. D. Shibulal, CFO Mr. V. Balakrishnan along with other members of the management team. We will start the proceedings with a brief statement on the performance of the company for the recently concluded quarter, followed by the outlook for the quarter ending September 30, 2010 and year ending March 31, 2011. Subsequently we will open up the discussion for Q&A.

Before I pass it on to the management team, I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I will now pass it on to the management team.

S. D. Shibulal

Good morning, good evening. This is Shibulal. We had an excellent quarter in Q1 for Infosys. We have exceeded the higher end of our guidance. Our guidance for the quarter was $1.33-1.34 bn. In constant currency terms the guidance was $1.32-1.33 bn. Our revenue for the quarter was $1.358 bn. The revenue increased sequentially by 4.8%. In constant currency terms, the revenue increased sequentially by 6%. Volume increase was 7.6% for the quarter. On-site volume increased by 7% and offshore increased by 7.9%. Pricing declined by 1.6% in blended terms for the current quarter (reported basis). Utilization for the quarter was 78.7% it is up from 77.1% in Q4. As I said, this was an excellent quarter; we have seen growth all around. The growth was led by BFSI, Retail and Energy and Utilities. BFSI grew by 8.8% this quarter, Energy and Utilities 9.9%, and Retail by 6.4% (all on reported basis). We have seen, as I said growth all around. Our Top 10 clients grew by 6.6% on reported basis and 7.9% in constant currency terms. The remaining clients, the non-top 10 grew by 4.2% on reported basis (and 5.4% on constant currency basis).

We added 38 new clients in this quarter, our million dollar clients today are 341. We have 8 clients giving us more $100 mn in LTM basis. Of the clients we have added 5 were Fortune 500 US and 3 were Fortune Global 500. Our DSO this quarter was excellent, it was 60 days.

Our operating margin for the quarter was 28.3%, in Q4 it was 30.1%, that is a 1.8% drop in the quarter on the operating margin. Now this is against a 2.5% drop which we predicted in the beginning of the quarter. So while we predicated 2.5% growth in the beginning of the quarter the drop was 1.8%. We added 8,800 gross employees in this quarter and net of 1,000. For the year we have increased our employee additions to 36,000. The number which we gave last quarter was 30,000. On EPS we have outperformed our guidance. Our EPS for the quarter was $ 0.57 compared with the guidance of $ 0.55-$ 0.56.

With that now let me hand over to Bala to give a color on the financials. Thank you.

V. Balakrishnan

Good morning friends. Nice to talk to you again. We have done exceedingly well this quarter. In constant currency, the revenue grew by 6% sequentially. Our reported revenue growth is 4.8% because we had lot of headwinds in terms of cross-currency. Our gross margin is 41.1% for the quarter and operating margin was 28.3% which is a decline of 1.8% from the previous quarter. In the beginning of the year we said in the first quarter the operating margin could decline by 250 basis points mainly because of the wage increases but net-net it declined only by 1.8%. Currency was against us. The rupee average rate for the quarter was 45.58 as compared to 45.91 in the previous quarter and also the cross currency impact was around $15 mn during the quarter, so net-net the currency impact is around 90 basis points on the operating margin. Bill rates declined on a reported basis by around 1.6% but on a constant currency basis the blended revenue productivity declined by 0.6%. That had an impact of something around 30 basis points on the operating margin. The utilization went up, it was 69.3% including trainees last quarter, it has gone up to 73% this quarter. That had a positive impact of 220 basis points on the operating margin. Of course the salary impact of 300 basis points came in. So net-net the operating margin went down by 1.8% during the quarter.

On the tax front, the effective tax rate went up to 25.5%, it was 21% last year. This year it has gone up because more units came out of STP tax holiday. Net-Net on the EPS front we have done 1 cent better than what we guided.

Going forward for the full year we are increasing the guidance from 16%-18% growth to 19%-21% growth. This means a constant currency growth of 20%-22%. Operating margin for the full year could decline by around 150 basis points because on the pricing front, we are assuming the prices as we saw in the first quarter continuing for the rest of the year which could impact the margins. On the currency front, we are assuming rupee to be at 46.45 which is the level we saw as of June 30, 2010 to continue for the rest of the year which means a rupee appreciation of 2.5% from the previous year level which could impact the margin by around 100 basis points. The utilization could increase from Fiscal 10 level, it was 68.1% in Fiscal 10, it could go up to 70.7% in Fiscal 11 which will positively impact the margin. So, basically the operating margin could decline by 150 basis points. The main reason being the currency otherwise operating margin could be stable. The tax increase could impact the margin by around 1%, that will reflect at the net margin level.

We have increased the guidance. We have increased the guidance for EPS also for the full year. Our Balance Sheet continues to be very strong. We have $3.4 Bn of cash. Our Account Receivable days has slightly gone up by one day during the quarter to 60 days, last quarter was 59 days but 83% of our receivables are less than 30 days.

So overall it’s a great quarter. We have guided for increased revenue for the full year and we have very strong cash position.

With this I conclude and let me open it up for the questions.

Moderator

Thank you very much; ladies and gentlemen, we will now begin the question and answer session. Our first question is from the line of Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

Hi guys. I was wondering if you could talk a little bit. I guess we are little bit surprised by the pricing commentary. Can you help us reconcile the fact that pricing has been reported as stable but now we are seeing you talked about it as being down 2% for the year and was this a surprise and may be you can just give some commentary on that?

S. D. Shibulal

Pricing environment is currently stable. We are not seeing any unusual pricing activity. We are not seeing unusual pricing re-negotiations. We are seeing some of the re-negotiations but those are part of the normal business cycle. What we saw this quarter was a tail effect of what had happened last year. Last year, there were pricing re-negotiations and that is now flowing through the system. We are expecting that the pricing will continue to be stable for the year. What we saw this quarter is a residual impact of the pricing re-negotiations we did in the last year.

Joseph Foresi

How long will it take for that to flow through the model?

S. D. Shibulal

I think it will take another couple of quarters. In constant currency terms, last quarter in Q4 the revenue productivity dropped by 0.7%. This quarter it has dropped by 0.6% in constant currency terms. In reported currency terms we are seeing 1.6% but in constant currency terms it is actually 0.6%. So the impact is starting to come down, but it may take a couple of more quarters.

Joseph Foresi

And then just to move on to the labor environment, attrition came up but you are going to hire more. If you can talk about that environment in general and do you expect attrition rates to continue to creep up and do you expect any other wage increases?

Mohandas Pai

We have completed the wage increase and there will be no further wage increase. The attrition that you see is the resulted of suppressed demand earlier. Companies are seeing an increase in growth and trying to hire and the fact that many companies did not have a bench at the financial year and they scrambled to hire when they saw some growth coming up. Also for the last two years the industry has been subdued. So people have not moved out and those people who wanted to move out, saw an opportunity in the higher hiring and went out. But attrition has come down in June, net off the attrition for people going to college. I think going forward July could be the same level as June but I think going forward in August-September should be lower. We think we are past the hump. We have increased the hiring numbers from 30,000 to 36,000 out of which 2,000 is for making good the increased attrition and 4,000 is for growth. Overall attrition has gone up but we have taken all the steps and we see no more steps need to be taken. Communication has improved and we are quite comfortable.

Joseph Foresi

And just one last question on my side. We have heard a lot about Europe and potentially some of the macro things but it is sounds like you are still hiring and demand is strong. Maybe you can help us reconcile what is going on and maybe the macro environment from a speculative standpoint and what you are seeing on the ground. Has there been any change in Europe or discretionary projects and discretionary spending. Thanks.

BG Srinivas

With respect to Europe, in the business on the ground we are not seeing any significant change. The recovery process across sectors for our client organizations looks to be stable. The macro environment, yes, there are challenges around, in terms of the debt crisis but regarding fundamentals for our client business, there is a slow recovery and that continues. The business traction with our clients in Europe continues though it is a little muted. The decision-making is a little slow. But there is nothing unduly to worry about. Of course we are watching the situation closely. In terms of any kind of debt crisis, it could implode and then it could lead to a larger issue. But not withstanding that, while the business continues as usual, the traction is there; we cannot necessarily negate the currency impact. Last quarter the currency impact has been significant. If you knock off the currency impact the Europe revenues are flat.

Joseph Foresi

Thank you.

Moderator

Thank you, Mr. Foresi. Our next question is from the line of Bhavan Suri of William Blair & Company. Please go ahead.

Bhavan Suri

Hi gentlemen. Just a quick question. We saw Application Development pick up nicely but some of the Systems Integration and Consulting business seems to have flattened out and I was surprised because I expected some of the merger and integrations sort of the Systems Integration work to have continued. Can you provide a little color around that?

Kris Gopalakrishnan

Nothing much to read it is just a quarter issue. We see a good pipeline of transformation projects, a good pipeline of Consulting and System Integration projects and so it is just a quarterly phenomenon.

Bhavan Suri

Thanks Kris. I guess you have commented about the discretionary spends still continuing and being that momentum continuing. What sort of projects are you seeing? Are people beginning to engage in SAP and Oracle type of transformational projects?

Kris Gopalakrishnan

Yes, that is one set of transformations built on top of SAP or Oracle. We are also seeing lot of activity around Digital Marketing, Digital Consumer. We are seeing activity around simplification and are creating a smarter organization, better collaboration, collaboration and integration with social networking, using the social networking technology to connect better with consumers, with customers, partners. The third dimension is the integration of the mobile technology into your business processes. This is actually going to be a significant move, so we believe that things like commerce moving to mobile platform, new forms for credit cards or new ways of interacting with the consumer. Sustainability is another area of interest to our clients. So there are various themes we see emerging, around which change and transformation will continue to happen and each of these changes has Information Technology as an integral element. That means the change happens because of Information Technology and this is something we have been working on fine-tuning, aligning our solutions and one of the reasons I believe, we are seeing good traction with our relationship with our clients. This is playing out very well. This is seen as adding more value to the relationship we bring to the table and hence the higher growth numbers, etc. Clearly we are seeing this as a great opportunity for the company going forward.

Bhavan Suri

Great. I will squeeze one last one in here. It is known that BP is a large client of yours. I guess could you talk a little bit about what you are seeing BP given what they are facing with the challenges in the Gulf and the oil spill?

Kris Gopalakrishnan

Let me be more focussed on the industry rather than a particular client relationship. We are not seeing challenges in the Energy and Utilities space. In fact that sector is growing. We do not have any specific client issues at this point in that sector. Energy and Utilities space grew by almost 10% this quarter.

Bhavan Suri

Thanks guys.

Moderator

Thank you, Mr. Suri. Our next question is from the line of Trip Chowdhry of Global Equity Research. Please go ahead.

Trip Chowdhry

Thank you and congratulations on a very good execution. Two question here. First regarding your testing division, it did show a good sequential improvement. Do you think that is a leading indicator to tell that probably new projects are coming in and because of that the testing business is picking up and probably the overall economy is improving. Is that logic right and if you like to put some more color on that and then I have another question?

Kris Gopalakrishnan

Testing is becoming more and more relevant, important to companies because software is an integral part of our lives. If software fails, lots and lots of implications on everything we do on a daily basis. If you take an automobile, software is very important. If you take healthcare and if you take an ECG machine, again it is driven by software. Now the software content in everything we touch in our lives is becoming more and more and hence the relevance of software, the importance of software and importance of testing. Failure in software can be catastrophic to our lives and the businesses. That is first point. Second point is as software drives consumers' interaction or consumer experience, it is not just used by your own employees but it is being exposed to the entire world. Again, the importance of testing, making sure that you project the right experience and the right quality to your customers, consumers etc. The third aspect of software testing is the complexity of the software. Again complexity is increasing. Systems are more inter-connected more inter-dependent, events which never should have occurred have occurred as we saw in the financial crisis. Again testing becomes important and you have to test even the least likely scenarios. There are many, many reasons. I can go on and on, on the importance of testing and that is the reason why this is one of the fastest growing services and very relevant to our clients. This is a significant change that has happened as internet became the primary vehicle for using systems and using software and as software becomes more and more integral to everything we do in our lives today.

Trip Chowdhry

The second question I have is on your mobile apps market place called Flypp. We just discovered that you have won a deal with a very major US hardware OEM. I will not name it but that is what we discovered a few weeks back. I have three questions. Number one, how many applications are there on Flypp? Number two, I understand it is white-box environment but it is an on-deck application or off-deck? I mean is it on base on the handset or is it through the Cloud you deliver? Number three, who has created those applications? Is it ISV’s or Infosys specific consultants and do you have any categories of applications in this space. I can repeat my questions, but I would like to get some more color about it?

Subhash Dhar

Flypp is an off-net or off-deck application store meant for operators and it is delivered over the net to the consumers of operators. It has got some of the applications which are core called featured applications which we normally develop specifically for the operator but it has got several more applications which are developed by the larger ecosystem of developers in the world. It is a white-labeled apps store off-net for operators and it has got applications built both by Infosys and the larger community of developers in the world. Does that answer your question?

Trip Chowdhry

How many applications do we have?

Subhash Dhar

Right now we have 3,500 applications ready to be used or adopted by the operator but we expect operators to typically take a fraction of those based on their marketing strategies.

Trip Chowdhry

So if it is off-deck, then I would assume that whether you have Blackberry, Android or iPhone, it should be able to render, right?

Subhash Dhar

That is right, it is device independent.

Trip Chowdhry

Perfect, thank you very much.

Moderator

Thank you Mr. Chowdhry; our next question is from the line of Ed Caso from Wells Fargo. Please go ahead.

Ed Caso

Hi, good evening, thank you for taking my call. A year ago or so you talked about extending training period so you could hang on to your freshers. Have you changed your approach now to the length of training? Are you accelerating it now that demand is picking up?

Mohandas Pai

No, we are keeping up training. We are taking the pain because we think that training better prepares people and makes them much more competitive. Last year, we extended training from between 16-18 weeks to 21-24 weeks with an optional 5 weeks extra for a second technology. The 5 weeks is not being done now but the 21-24 weeks is still going on. So we have enhanced training level.

Ed Caso

My other question is relative to 3 months ago on your last call, are you more positive, less positive, no change for both Europe and North America? Thank you.

Kris Gopalakrishnan

We are more positive, we have had 3 quarters of growth. We have had one of the best volume growth this quarter. We feel that in spite of slowdown in a particular economy, we have actually delivered good growth. So we have multiple growth engines within the company. We are more positive and that is the reason why we have revised our guidance upwards from 16%-18% to 19%-21%. We are also in this quarter and this year, absorbing one of the highest compensation increases. We are recruiting the highest number of employees ever in the history of Infosys - 36,000 people. We are preparing ourselves to a higher growth environment so that if we find the opportunity, we can grow by investing in things like visas etc., we are doing many things today which is where the confidence is coming from at this point. Of course there are concerns. We need to be careful about what is happening around us and then if you see an opportunity, we need to take advantage of that.

Ed Caso

Your view towards business, the tone of business in Europe, how has that changed versus 3 months ago?

Kris Gopalakrishnan

It is probably same. It is not too different from 3 months back to now. We were seeing signs of the sovereign debt before also. With time probably there is a feeling that yes, you will have muted growth or no growth for many years but Europe is not going to end up into a disaster.

Ed Caso

Thank you.

Moderator

Thank you Mr. Caso. Our next question is from the line of Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

I wanted to inquire again on the pricing front. I know we spoke about this on the earlier call and some on this one as well, but just to clarify, I got the impression from the earlier conference call that you are assuming in your guidance that pricing will be flat in absolute terms for the rest of the fiscal year. The commentary that we talked about on this conference call seems to imply that there could be incremental pricing pressure over the next couple of quarters due to the impact of last year. Just wanted to clarify what is being assumed in the guidance? Is the guidance assuming flat sequential pricing trends for the rest of the year?

Kris Gopalakrishnan

What we said was that the pricing environment is stable. We are not seeing renegotiation happening in a big way other than what we see normally in any year because contracts come up for renewal and we will have discussion with clients. Some of them will go up and some of them may go down based on volumes which is normal in any given year. That is what we meant when we said the pricing environment is stable. In terms of absolute revenue per employee, we may see a slight dip or even may be an uptake because it is a function of which service is growing, which customer is growing, so it is a lot more complex and that is why we said we may see the tail effect of some of the renegotiation which happened last year based on which customer grew. If you look at this quarter, our Top 10 and Top 25 customers have grown faster than the company average and we saw in constant currency terms an impact of 0.6% in this quarter and that tail may be seen in one or two quarters more is what we are saying. I hope it clarifies that question.

Rod Bourgeois

In terms of your math and your guidance, are you assuming that if the pricing on a sequential basis may be slightly lower or slightly better but on average kind of flat? I mean is that what you are assuming in your numbers?

Kris Gopalakrishnan

It is actually too complex. We have assumed at this point flat pricing, in absolute terms.

Rod Bourgeois

Got it; that helps, on the seasonality of demand, can you comment on whether the seasonality in your demand pattern in the September quarter relative to the June quarter will be substantially different this year than in a normal year? We normally have a better seasonality of demand in the September quarter but I am wondering if there is any reason this year that things could be different.

Kris Gopalakrishnan

Unless something really bad happens, we believe that this year will be a normal year which means that our Q1 and Q2 typically are better than our Q3 and Q4 and that is the seasonality you are talking about. We expect a normal year this year but of course we will have to wait and see. We expect a normal year at this point.

Rod Bourgeois

Excellent, thanks.

Moderator

Thank you Mr. Bourgeois; our next question is from the line of David Grossman of Stifel Nicolaus, please go ahead.

David Grossman

Thank you. Kris, maybe I could just follow-up Rod’s question. Just you look at the construct of the revenue dynamic and you had close to 8% sequential volume growth which is probably the strongest you have had since fiscal '08 and also the attrition rates are up, which support very strong demand trends. And then, conversely the offshore revenue productivity was down, I think over 300 basis points. So I think you mentioned mix as perhaps being an issue whether that be customer or services, but those numbers seem pretty large both ways. Is there anything else you can tell us that would maybe perhaps help us better understand the dynamic, particularly since I think we were supposed to anniversary out many of the price renegotiations by the end of last fiscal year?

Kris Gopalakrishnan

David, the tail effect of those will be felt possibly for maybe another one or two quarters depending on which customer grows. That is the difficulty we have in projecting this out at this point because we assume a certain growth rate and something else happens, different customers grow faster etc. It is also possible that let us say, that Consulting or Package Implementation service grows faster next quarter, this quarter that service line was actually flat and that is part of the reason why you saw the continuing effect of that of revenue per employee going down. This is a tail effect. We are not seeing large scale renegotiations or anything like that happening today which will have to be factored in.

David Grossman

Okay. So is there anything else though in terms of what you are seeing on the volume side? Like I said that 8% sequential growth was perhaps the largest we have seen for over two years. Is there anything else in the marketplace that would better help us understand what is going on other than just straight cyclical issues and renewed demand?

Kris Gopalakrishnan

Given the environment in which we are all operating where while the short-term visibility is good; in the long-term, there are a lot of uncertainties in the horizon. As I said, dark clouds in the horizon. We do not know whether it is going to result in a nice rain which we all enjoy or it is going to be a cyclone. What we are doing is projecting based on the data we have, forecasts we have, preparing ourselves to grow faster, if the demand is strong by having a higher bench, recruiting as many people as we can, preparing ourselves, we have factored those into our models now. Those expenses are factored in and we are preparing ourselves to take advantage of growth. As you said, one of the highest volume growth, 3 quarters of 6%, growth in constant currency terms. We have seen good growth. We have seen our own guidance exceeded in the last 3 quarters and it is because we are prepared to take advantage of opportunities we see in the market and that is how we will operate in the near future because of the inability to forecast for the medium-term to long-term at this point.

David Grossman

I see. That is helpful. Thank you. And just a macro comment. I am sure you saw GE and some of the noise that they have been making or it has been leaked about their intent to diversify outside of India. Do you have any high level thoughts on a broader trend within large global companies? GE is perhaps one of the most experienced in outsourcing to India and I am just wondering whether or not you are seeing that with any other large clients. And any general thoughts on whether the diversification will happen with existing vendors or whether they are looking to diversify vendors as well?

Kris Gopalakrishnan

I do expect the global footprint of Delivery Centers growing. We ourselves have a centre in Philippines, we have a centre in China, we have 2 centers in Eastern Europe, we have a centre in Mexico, we have a centre in Brazil and a very small centre in Mauritius. We do believe that the footprint will keep growing because companies for various reasons will require delivery capabilities in different parts of the world. Sometimes because they want support from different time zones, sometimes it is because they want support in the same time zone, sometimes they want multiple language support; certain capabilities are easily available in certain geographies. For example, the Philippines is very good for American clients because the accent is better from Philippines for voice. For multiple reasons, you will see that there will be a distribution of delivery capabilities around the world. Also, large companies would buy some insurance, by diversifying. Having said all this, India will continue to be the No. 1 preferred location, highest growth location. It has all the characteristics in terms of supply, in terms of lower costs, higher quality, government support, all those things will continue in India and hence I believe India will be probably the No. 1 location. For Infosys, India will continue to be the largest delivery center by far, amongst all other centers even though we are diversifying into many other countries.

David Grossman

And thanks Kris. Bala, just one quick financial question, on the tax rate, are we still expecting 25% for the year?

V. Balakrishnan

Yes.

David Grossman

Okay, guys. Thanks very much.

Moderator

Thank you Mr. Grossman. Our next question is from the line of Nabil Elsheshai of Pacific Crest Securities. Please go ahead.

Nabil Elsheshai

Hi, guys, thanks for taking my question. I was wondering if you could talk a little bit about the telecom vertical that may be lagged a little bit as far as the verticals you call up. How much of that is due to wind down of a single customer? If you were to separate that out what would the results have been? And then looking forward, do you see an improved spending environment in that vertical?

Subhash Dhar

This is Subhash again. We have not seen any specific customer impacting our numbers this quarter. If there has been one single big effect, I think that has been the currency. Telecom is one of those very few verticals in Infosys where a majority of our business is coming from outside of the U.S. So in our reporting currency, we end up looking at the impact for Euro and Pounds and other currencies as well. Having said that, I think quarter-to-quarter comparisons in telecom are not that important or relevant because the investment cycles run into several quarters. We are now seeing investment cycle in the network happening in the United States and some of the other countries coming out of the downturn. The network investment normally leads to system investments and product development in about 2 or 3 quarters and we are hoping to see that in the coming quarters. That is the way I look at it. We are very confident on the secular trend of the cycles of network investments and system investments. So there is no one customer issue. If there is one issue which affected us most in last quarter, it was the currency.

Nabil Elsheshai

Okay. And then just circling back to Europe real quick, do you see a difference right now in the type of projects kind of discretionary versus non-discretionary and maintenance deals in Europe versus in the U.S.? And are there things in Europe that might indicate that they are still on a 2 to 3 quarter lag or has the macro thing just kind of disconnected Europe in terms of recovery from the U.S.?

Kris Gopalakrishnan

See, Europe has always been slightly different from the U.S. In that sense, there is no difference today from what it was before. Because of the difference in the labor laws and the difference of operational freedom European companies have, there has always been a difference between how European companies would outsource versus how U.S. companies would outsource. Europe is actually recovering slower or we will see muted growth for several quarters but that is not changing the way we do work for European companies, the type of projects we execute. Europe also has been more package-centric rather than bespoke custom development. So there have been some differences in Europe and that continues.

Nabil Elsheshai

Okay. Thanks for taking my question.

Moderator

Thank you, our next question is from the line of Mark Zgutowicz of Piper Jaffray.

Mark Zgutowicz

Hi, it is Mark Zgutowicz with Piper Jaffray. Just one last follow-up on the pricing front. I am curious you mentioned contract renegotiations last year. I am just curious when you saw the majority of those contract renegotiations and how many would you attribute to just renewals?

SD Shibulal

The last year there were a few negotiations which were not attributable to periodic renewals. These are cases where the downturn happened, the client got into serious financial situations. We believe in relationships. Most of our clients are relationship-based clients. When they are in serious trouble, we have a responsibility towards them and they had asked for certain price changes and we did respond in multiple ways. We had to do that for some of them.

Mark Zgutowicz

Okay, that is fair. And just given the continued muted economic environment what gives you the confidence that you would not see a similar trend at the end of this year?

SD Shibulal

A couple of things, I do not think it has anything to do with the end of last year. It happened when the serious downturn happened. That was in the beginning of last year in fact. It ran its course through the year. Currently, the situation is different. U.S. companies have definitely become lot confident in spending. Their decision-making is much faster today. Budgets for most part are disclosed, flat to marginally up. There is confidence that this time around the budgets will be spent. Last year even though budgets were closed, they were not being spent. So the budgets are being spent, the decisions are being made. We have moved from a demand-constrained to a supply-constrained environment. You can see our utilization itself is 79.3% which means the overall industry utilization also should have gone up. We are in a completely different environment and we are not seeing those kinds of demands. We are not seeing unusual pricing activity at this point.

Mark Zgutowicz

Okay that is helpful. On the utilization front, how much did the roughly, 8,000 gross exits that you said on the quarter contribute to utilization? And then could you reiterate; I think you had indicated earlier on the call what you are seeing on the attrition front in July?

SD Shibulal

Utilization went up by 3.7% quarter-on-quarter and the utilization reflects the volume growth. I will request Mohan to give you color on the question on attrition.

T. V. Mohandas Pai

Like I explained earlier, the attrition is a function of many things. One, it is a function of suppressed demand earlier. Now because the industry has seen demand, I guess others are growing too and are trying to get people. They did not have a bench, in industry everybody else has scaled down, had a very low bench, whereas we have kept people with us. So we could meet the growth requirements and they had to scramble for people. Two, for two years, people had not moved around. There was a suppressed ambition on one side. I guess when the market opened up, people also thought that they should go around. And three, a very important trend has happened in the marketplace for attrition is that people see the slower growth of the future from whatever they know as an indication that they may not get promoted fast. So people believe that is only by shifting jobs that people get promoted. All three trends have led to enhanced attrition for us. But the good news is that in June, attrition has come down and we expect that this quarter attrition overall could be lower than the previous quarter, for voluntary attrition, net-of people leaving us to go to MBA colleges or M-Tech colleges.

Mark Zgutowicz

Okay great. Just a final question, actually two observations, I was hoping you could provide a little color on. Your top client revenues were up about 12% sequentially. I am just curious if that is a sustainable baseline that you are now at now for the rest of the year and then the onsite mix ticked up a couple hundred bps which I am looking back as far as ‘08, it looks like the highest level we have seen since then. Could you also comment on whether that a new baseline as well? Thanks.

Kris Gopalakrishnan

For the top client, quarter-upon-quarter there will be some variation but a better measure would be to look at our $100 million relationship, $50 million relationship, $10 million relationship, $1 million relationship. All these numbers are going up. As the company grows, there is lot more confidence. The clients have been building larger relationship with Infosys, multi-year relationship with Infosys etc. As a percentage of revenue of our Top 10 Clients is about 4.6% of revenue and it is actually a healthy percentage.

Mark Zgutowicz

You onsite mix, about two hundred bps increase.

Kris Gopalakrishnan

See whenever there is higher growth, onsite picks up because typically the project starts with the requirements definition onsite. So we have seen higher growth, volume growth this quarter and there is a pickup because of that on the onsite side.

Mark Zgutowicz

Okay that’s make sense. Thanks very much.

Moderator

Thank you. Our next question is from the line of Karl Keirstead of Kaufman Brothers. Please go ahead.

Karl Keirstead

Yeah hi, just got a question about European and the States. If we assume that Europe revenues stay relatively flat at the level recorded in June, your North American or Rest of World part of the business will have to grow by about 25%-30% for you to hit your full year guidance. So Kris, I just wanted to ask you, do you feel comfortable hitting your 19%-21% growth rate even if Europe stays flat?

BG Srinivas

Europe is unlikely to stay flat. What we have seen in the quarter, significant part is to do with currency. Europe could grow slower as compared to the US markets. So that is what we have factored in the guidance.

Karl Keirstead

Okay, so just to be clear, you are assuming some sequential growth in Europe to get to your full year guidance?

BG Srinivas

Yes, that is true.

Karl Keirstead

Okay, and then secondly, just on currency, you have raised your full year EPS guide by 2 cents, but obviously you have absorbed some currency hits and I am wondering what the EPS raise would have been without those currency hits? And if I were to suggest that may be you had to absorb about 5 cents of currency hits, would that be about right?

V. Balakrishnan

It is like this. If you look at our guidance given in the beginning of the year and what we have give now, there is an increase in revenues of something around $140 million and 55% of the increase will go toward wages, so the net could be around $63 million. Currency, we assume at the higher level because the cross currencies have moved against us. For example, Euro, we assume that 1.35 in the beginning of the year has come down to 1.23. So the currency itself could impact the margin by around $35 million for the full year and then of course you apply tax and the other investment. At the net level, it has flown down only by around $10-15 million.

Karl Keirstead

Okay, that's very helpful. Thank you.

Moderator

Thank you. Our next question is from the line of James Friedman of Susquehanna. Please go ahead.

James Friedman

Hi thanks, I wanted to ask if you might have seen any of the impacts of the Chinese IT vendors in the market I think we have the third IPO coming this week and if so, have they had any impact yet on pricing

Kris Gopalakrishnan

See come across the Chinese IT companies in the Chinese market. Most of those companies are focused on China. Their service line is also mostly System Integration, some Package Implementation system kind of revenues. We don’t come across them in the European or US market at this point. They are restricted to primarily China. We are not coming across them outside China.

James Friedman

Okay Kris, thanks for taking my question.

Moderator

Thank you. The next question is from the line of Glenn Greene of Oppenheimer. Please go ahead.

Glenn Greene

Thank you, just a quick question for some color on the BFSI growth; it has been real strong in last three quarters, 9.7% constant currency in Q1. Just a little bit of color on the drivers, what's really driving it, and is it sort of moving into the discretionary services and do you think sort of a sustainable growth path at this level?

Kris Gopalakrishnan

I am going to give Ashok the last word, so this will be the last question. Ashok will answer that.

Ashok Vemuri

Thanks Kris. Hi this Ashok. I think on the BFSI front, we have seen this quarter a continuation of sorts of the momentum that we saw last two quarters. Clearly, the spend areas continue to be operational efficiency, there is simplification and standardization. We are seeing a lot of enhanced traction in the area of M&A business. We are seeing a lot more traction in the risk and compliance area, especially in the area of preparation for expected regulatory changes. Essentially, we work in three areas. We work in the operation side which is running the bank. We work in the transformation space which is changing the bank. We work in the innovation part which is making the bank a better bank. So we are seeing a lot of traction in the operation side and the transformation side. We are also breaking new ground in terms of customer experience and I think this is just like we did M&A business about a year and a half ago, we broke new ground. We are breaking new ground in the customer experience whether it is the mobility or social commerce and essentially the area where we are converging, as a tri-factor, if you will, between retail, telecom and financial services capabilities. That's essentially where we have seen the growth. Of the 32 accounts that opened this quarter, 13 of them are from the financial services spread evenly across the US and Europe.

Glenn Greene

That's a great, because I was going to ask the composition of the client additions this quarter so it is something like 13 more financial services. Can we get the balance across verticals and also just the sense for which ones or how many of these might be transformational of the very large deals over time?

Ashok Vemuri

13 in the BFSI space, 10 in manufacturing, 1 in retail, 7 in services, 2 in telecom, and 2 in utilities and 3 in Others.

Glenn Greene

And any idea how many of these might be, what you would call sort of larger transformation deals?

Ashok Vemuri

From a large deal perspective, at this point we have some transactions in the works. Obviously they will not kick-in from a revenue perspective immediately in the quarter that they opened because there will be some lead time in ramping them up. From the transformation perspective, I will ask BG to respond to that.

BG Srinivas

On the business transformation area, we have 8 deals in the pipeline. Last quarter we closed 3 out of which 2 are in the manufacturing sector and 1 in retail. The spread across the new client acquisitions across the verticals is a combination of sourcing deals, transformation deals and again some deals in the application development area. In retail, we are seeing investments in building applications around Digital Commerce, Business Analytics as well as rationalization of the back-end operations which typically is on ERP, both in retail and CPG.

Glenn Greene

Alright, thank you.

Kris Gopalakrishnan

So thank you all very much. I really appreciate your participating on this call. I know that many of you have actually been in both the calls, so thank you. Thank you very much. Our investment relationship managers are available to interact with you. We are also available to interact with you during the quarter and looking forward to similar interactions at the end of next quarter. Thank you very much.

Moderator

Thank you gentlemen on the management team; ladies and gentlemen on behalf of Infosys Technologies Limited that concludes this conference call, thank you for joining us on the Chorus Call Conferencing Service and you may now disconnect your lines. Thank you.